GIOVANNI CARUSO Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

October 8, 2021

Amin Hamady Kristi Marrone Division of Corporation Finance Office of Real Estate and Construction U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:   OPY Acquisition Corp. I

Draft Registration Statement on Form S-1

Submitted July 28, 2021

CIK No. 0001870778

Dear Mr. Hamady and Ms. Marrone:

On behalf of our client, OPY Acquisition Corp. I, a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated August 18, 2021 (the “Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1. Concurrent herewith, we are publicly filing the Company’s Registration Statement on Form S-1 reflecting the response set forth below (the “Form S-1”)

For ease of reference, the comment contained in the Comment Letter is reproduced below and is followed by the Company’s response.

Draft Registration Statement on Form S-1 Submitted July 28, 2021

Capitalization, page 81

1. We note that you are offering 10,000,000 shares of Class A common stock as part of your initial public offering of units, but only show 9,648,900 shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 10,000,000 shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

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John Spitz Amit Pande September 23, 2021 Page 2

The Company has reviewed the guidance and has revised the Capitalization table to show all 10,000,000 shares of Class A common stock as temporary equity.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso

Partner